SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1939

Information Statement pursuant to

Rule 13d-1 and 13d-2

(Amendment No. 4)*

HealthTronics Surgical Services, Inc.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

42222L-10-7

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42222L-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Argil J. Wheelock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,601,064 shares, including (i) 171,000 which are issuable upon the exercise of immediately exercisable stock options (ii) 59,500 shares held by reporting person as custodian for his children

	6.	Shared Voting Power

7.

Sole Dispositive Power
1,601,064 shares, including (i) 171,000 which are issuable upon the exercise of immediately exercisable stock options (ii) 59,500 shares held by reporting person as custodian for his children

	8.	Shared Dispositive Power

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,601,064 shares, including (i) 171,000 which are issuable upon the exercise of immediately exercisable stock options (ii) 59,500 shares held by reporting person as custodian for his children

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer HealthTronics Surgical Services, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1841 West Oak Parkway, Suite A Marietta, GA 30062

Item 2.
	(a)	Name of Person Filing The reporting person is Argil J. Wheelock.
	(b)	Address of Principal Business Office or, if none, Residence The principal business address of Argil J. Wheelock is: 1841 West Oak Parkway, Suite A, Marietta, GA 30062
	(c)	Citizenship Argil J. Wheelock is a citizen of the United States of America.
	(d)	Title of Class of Securities Common stock, no par value per share.
	(e)	CUSIP Number 42222L-10-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned by reporting person as of December 31, 2002: 1,601,064 shares
(b) Percent of class: 14.1%
(c) Number of shares as to which the person has (see notes):
(i) Sole power to vote or to direct the vote 1,601,064 shares (1), (2)
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 1,601,064 shares (1), (2)
(iv) Shared power to dispose or to direct the disposition of 0 shares

Notes:
(1) includes 171,000 shares which are issuable upon the exercise of immediately exercisable stock options
(2) includes 59,500 shares held by reporting person as custodian for his children

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2003
Date
/s/ Argil J. Wheelock
Signature
Argil J. Wheelock/CEO
Name/Title